

March 19, 2015

Via Email
Greg W. Matz
Vice President, Chief Financial Officer
 and Chief Risk Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, California 94588

Re: **The Cooper Companies, Inc.**
Form 10-K for Fiscal Year Ended October 31, 2014
Filed December 19, 2014
Form 8-K Dated and Filed March 5, 2015
File No. 001-08597

Dear Mr. Matz:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Dated and Filed March 5, 2015

1. We refer to the disclosure of free cash flow on page 2 of your earnings release. Tell us where you have disclosed the reasons you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your company's financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

2. We see that you express guidance for the current fiscal year in the form of a measure of non-GAAP earnings per share. Please tell us how your disclosure of this measure considers the guidance from Item 10(e)(1)(i) of Regulation S-K. With respect to forward looking information, a quantitative reconciliation is required to the extent available without unreasonable effort. If all of the information necessary is not available without unreasonable

effort, you should identify the information that is unavailable and disclose probable significance.

3.   We see on page 5 of your earnings release that you present non-GAAP financial measures and related reconciliations required by Item 10(e) of Regulation S-K in the form of non-GAAP income statements. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief